CHINA CORD BLOOD CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: CO)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on February 18, 2011
(or any adjourned or postponed meeting thereof)

To the Shareholders of
China Cord Blood Corporation

NOTICE IS HEREBY GIVEN that the 2010 Annual General Meeting (“AGM”) of China Cord Blood Corporation, a Cayman Islands Corporation (the “Company”), will be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on February 18, 2011 at 9:00 p.m., Hong Kong local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To elect Albert Chen and Mark Chen to serve on the Board of Directors until the 2013 annual general meeting of the Company or until their respective successors are duly appointed and qualified.

2.	To ratify the appointment of KPMG as auditor of the Company for the financial year ending March 31, 2011 and to authorize the directors to fix the remuneration of the auditors.

3.
To adopt the 2011 China Cord Blood Corporation Restricted Share Unit Scheme, or the “Incentive Plan,” which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of the Company and its subsidiaries and authorize directors to grant awards and allot and issue shares thereunder.

4.	To transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on January 12, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The stock transfer books of the Company will not be closed.  A list of the shareholders entitled to vote at the AGM may be examined at the Company’s offices during the 10-day period preceding the AGM.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to notice of and to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the AGM by calling our offices at +852 3605 8180.  This Proxy Statement, a Form of Proxy and our most recent Annual Report are available online at the following internet address: www.chinacordbloodcorp.com/e_invest07.php.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.chinacordbloodcorp.com, or by contacting Ms. Sabrina Khan at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

By Order of the Board of Directors,

/s/ Ting Zheng
Chairperson

Hong Kong, 18 January, 2011

IMPORTANT

Whether you expect to attend the AGM, please complete, date, and sign the accompanying proxy form, and return it promptly in the enclosed return envelope. If you grant a proxy, you may revoke it at any time prior to the AGM or nevertheless vote in person at the AGM.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by marking your proxy form.

CHINA CORD BLOOD CORPORATION

TABLE OF CONTENTS

Summary	1
General Information About Voting	2
Security Ownership of Certain Beneficial Owners and Management	3
Proposal No. 1: Election of Directors	5
Executive Officers	12
Certain Relationships and Related Transactions	17
Proposal No. 2: Ratification of the Appointment of Independent Accountants	18
Proposal No. 3: Approval of the Incentive Plan	19
General	23
Appendix A: 2011 China Cord Blood Corporation Restricted Share Unit Scheme	A-1

Form of Proxy	B-1

CHINA CORD BLOOD CORPORATION
48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

PROXY STATEMENT
for
ANNUAL GENERAL MEETING
to Be Held on February 18, 2011
(or any adjourned or postponed meeting thereof)

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of China Cord Blood Corporation (the “Company,” “CCBC,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of the Company, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on February 18, 2011 at 9:00 p.m., Hong Kong local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy form on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders.  The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about January 18, 2011.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy form whether or not you plan to attend the AGM. If you do attend the AGM and are a record holder, you may vote by ballot at the AGM and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the AGM, you should contact your broker about getting a proxy appointing you to vote your shares.

GENERAL INFORMATION ABOUT VOTING

Record Date, Outstanding Shares, and Voting Rights

As of January 12, 2011, the record date for the AGM, the Company had outstanding 75,406,875 ordinary shares, $0.0001 par value per share (the “Shares”), being the class of securities entitled to vote at the AGM. Each Share entitles its holder to one vote.

Attending the AGM

If you are a shareholder of record, you may vote in person at the AGM. We will give you a ballot sheet when you arrive. You may obtain directions to the meeting by contacting Ms. Sabrina Khan at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. or by writing to Company at the above address, ATTN: Secretary.  If you attend the meeting, you may vote there in person, regardless whether you have voted by any of the other means mentioned in the preceding paragraph.

Procedures for Voting or Revoking Proxies

If you do not wish to vote in person or you will not be attending the AGM, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy form. To vote by proxy using the enclosed proxy form (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy form and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company no later than February 16, 2011 at 9:00 p.m., Hong Kong local time (48 hours before the time of the AGM) to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the AGM, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

Required Votes

Only holders of Shares of record at the close of business on January 12, 2011 are entitled to vote at the AGM. For purposes of voting at the AGM, each Share is entitled to one vote upon all matters to be acted upon at the AGM. Two or more persons holding or representing by proxy not less than one-third in nominal value of the outstanding Shares shall constitute a quorum throughout the meeting. The affirmative vote of a simple majority of the votes cast in person or by proxy at the AGM and entitled to vote on the election of directors is required to elect our directors, to ratify the appointment of KPMG as our independent auditors and authorize the directors to fix the remuneration of the auditors, and to approve the Incentive Plan.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors.  Any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the election of directors, the ratification of the appointment of KPMG and the directors’ authorization to fix the remuneration of the auditors, and approval of the Incentive Plan. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 12, 2011, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of our ordinary shares by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Information provided as to 5% shareholders other than our employees or management is based solely on Schedules 13D or 13G filed with the Securities and Exchange Commission and subsequent issuances by the Company.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this proxy statement. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Ownership(2)
Directors and executive officers:
Ting Zheng	1,071,994	1.4%
Albert Chen(3)	393,064	*
Mark D. Chen(4)	398,144	*
Dr. Ken Lu(5)	314,049	*
Jennifer J. Weng(6)	398,144	*
Yue Deng	142,934	*
Rui Arashiyama	—	—
Xin Xu	71,466	*
All directors and executive officers as a group	2,391,651	3.2%
Principal shareholders:
Golden Meditech Holdings Limited(7)	29,068,087	38.5%
Kent C. McCarthy(8)	4,701,644	6.2%

*	Beneficially owns less than 1% of our ordinary shares.

(1)	Unless indicated otherwise, the business address of each of the individuals is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.
(2)	Based on 75,406,875 shares outstanding as of January 12, 2011.
(3)	Includes (i) 321,598 ordinary shares held by Mr. Albert Chen, and (ii) 71,466 ordinary shares held by Ms. Canness Chu, Mr. Albert Chen’s wife.

(4)
Includes (i) 53,488 ordinary shares held by Ms. Jennifer J. Weng, Mr. Mark Chen’s wife, (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Mark Chen, and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark Chen.

(5)
Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director. Dr. Lu disclaims beneficial ownership with respect to such ordinary shares except to the extent of his pecuniary interest therein. The business address for Dr. Lu is 9B, Hamilton Court, No. 8, Po Shan Road, Mid-levels, Hong Kong S.A.R.

(6)
Includes (i) 53,488 ordinary shares held by Ms. Weng, (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Mark Chen, Ms. Weng’s husband, and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark Chen.

(7)	Represents 29,068,087 ordinary shares held by GM Stem Cells, a wholly-owned subsidiary of Golden Meditech Holdings Limited. Based on a Schedule 13D filed on July 9, 2009.
(8)
Includes 3,217,696 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd. and 1,483,948 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P.  Mr. McCarthy is the manager of and controls Jayhawk Private Equity, LLC. Jayhawk Private Equity, LLC is the general partner of Jayhawk Private Equity GP II, L.P. and, as a result, controls Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. and, as a result, controls Jayhawk Private Equity Fund II, L.P. Therefore, Mr. McCarthy, Jayhawk Private Equity, LLC, and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. and have reported that they share voting power and dispositive power over such securities. Mr. McCarthy is also the manager of and controls Jayhawk Capital Management, L.L.C. Jayhawk Capital Management, L.L.C. is the manager and investment advisor of Jayhawk China Fund (Cayman), Ltd. and, as a result, controls Jayhawk China Fund (Cayman), Ltd. Therefore, Mr. McCarthy and Jayhawk Capital Management, L.L.C. are deemed to be beneficial of the securities owned of record by Jayhawk China Fund (Cayman), Ltd. and have reported that they share voting power and dispositive power over such securities. The business address of Mr. McCarthy and each of the entities described above is 930 Tahoe Blvd, 802-281, Incline Village, NV, 89451. Based on a Schedule 13G/A filed on December 20, 2010.

As of the date of this proxy statement, 38.2% of our outstanding ordinary shares are held by eight record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board of Directors has nominated the persons identified under the caption “Nominees for a Three-Year Term” for election as directors, to serve until the 2013 annual meeting of shareholders and their successors have been elected and qualified.  If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying Form of Proxy intend to vote for any substitute whom the Board nominates, unless the proxy form contains contrary instructions.  Information regarding the directors whose terms expire at the next two annual meetings is also set forth below.

Name	Age	Other positions with Company; other directorships held in last five years	Has served as Company director since

Nominees for three-year term

Albert Chen	34	Chief Financial Officer and Director	June 30, 2009

Mark D. Chen	42	Independent Non-executive Director	June 30, 2009

Directors—two-year term remaining

Ting Zheng	38	Chairperson of the Board and Chief Executive Officer	June 30, 2009

Dr. Ken Lu	46	Independent Non-executive Director	June 30, 2009

Directors—one-year term remaining

Jennifer J. Weng	42	Independent Non-executive Director	June 30, 2009

Nominees for a Three-Year Term

Albert Chen, serves as our chief financial officer and a director. He is in charge of CCBC’s finance-related matters, including accounting and budget planning. He is also involved in CCBC’s corporate structuring and development, including mergers and acquisitions, and investment in foreign healthcare companies. For example, he played an important role in our acquisition of Nuoya and investments in Cordlife. He has served as the corporate finance vice president of Golden Meditech since March 2005. Prior to joining Golden Meditech, Mr. Chen worked in a number of financial institutions, including SalomonSmithBarney, DBS Vickers Securities and UOB Kay Hian in Hong Kong. During his employment as an analyst in UOB Kay Hian from 2003 to March 2005, he was a senior analyst specializing in the pharmaceutical and healthcare industries and was ranked as one of the best analysts for small cap companies in the region in a poll conducted by Asia Money among brokers in 2003. Mr. Chen is a CFA charterholder. He received his bachelor’s degree in commerce from Queen’s University, Canada, School of Business in 1999 with a major in finance and accounting.

Mark D. Chen, serves as one of our independent non-executive directors. Prior to June 30, 2009, Mr. Chen was chairman of the board of Pantheon China Acquisition Corp., a Special Purpose Acquisition Company, and chief executive officer and president since its inception. Since 1998, Mr. Chen has been a founding general partner of Easton Capital Investment Group and its various affiliated funds, a New York based private equity investment firm, and has served in various positions, including managing director and currently a venture partner, a position he has held since 2005. He is currently a director and chairman of the audit committee of Skystar Bio-Pharmaceutical Company (NASDAQ:SKBI). Mr. Chen received a B.S. from the Shanghai Jiao Tong University in Shanghai, China, an M.S. from Pennsylvania State University and an M.B.A. from the Columbia Business School at Columbia University. Mr. Chen is the spouse of Jennifer J. Weng.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

Family Relationships

Mr. Mark D. Chen is married to Ms. Jennifer J. Weng, one of our independent non-executive directors.  To the best of our knowledge, there are no other family relationships between any director, executive officer or any person nominated to become a director or executive officer.

Director Independence

The Board of Directors has determined that Mark D. Chen, Dr. Ken Lu and Jennifer J. Weng are independent under Section 303A.02 of the New York Stock Exchange Listed Company Manual.  None of these persons is party to any transaction not otherwise disclosed under the caption “Certain Relationships and Related Transactions”.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that Ms. Ting Zheng’s service as both Chairperson of the Board and Chief Executive Officer is in the best interest of the Company and its shareholders. Ms. Zheng possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. Her combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s shareholders, employees, customers and suppliers.

The board has not designated a lead director. Given the limited number of directors comprising the board, the independent directors call and plan their executive sessions, including which director will preside over a give executive session, collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

During the year ended March 31, 2010, the Board of Directors met in person or in the form of teleconference and took action by written consent on fourteen occasions. All of the directors attended all the meetings of the board of directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Board Committees

The Board of Directors has standing audit, compensation, and nominating and corporate governance committees, comprised solely of independent directors.  Each committee has a charter, which is available at Company’s website, www.chinacordbloodcorp.com.

Committee Membership
	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee

Mark D. Chen	M	M	C

Dr. Ken Lu	M	C	M

Jennifer J. Weng	C	M	M

C           Committee Chair
M          Committee Member

Audit Committee.  The audit committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chair of our audit committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.  The audit committee held four meetings during the fiscal year ended March 31, 2010.

Our board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	review and approve any related party transactions;

•	such other matters that are specifically delegated to our audit committee by our board of directors after the Business Combination from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Audit Committee Report.

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F/A for the fiscal year ended March 31, 2010, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended March 31, 2010, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F/A for the fiscal year ended March 31, 2010.

The members of the audit committee are:

Jennifer J. Weng, Chair
Dr. Ken Lu
Mark D. Chen

Compensation Committee.  The compensation committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Mr. Chen is the chair of our compensation committee. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director.

Our board of directors has adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;

•	annually reviewing and reassessing the adequacy of the charter;

•	administering our share option or incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Compensation Committee Report.

The compensation committee has reviewed and discussed with management the Executive Compensation Discussion and Analysis set forth beginning on page 13 and, based on the review and discussions, recommended to the board of directors that the Executive Compensation Discussion and Analysis be included in this proxy statement.

The members of the compensation committee are:

Mark D. Chen, Chair
Dr. Ken Lu
Jennifer J. Weng

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Dr. Lu is the chair of our nominating and corporate governance committee. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director.

Our board of directors has adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the nominating and corporate governance committee:

•	overseeing the process by which individuals may be nominated to our board of directors;

•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors;

•	considering nominees proposed by our shareholders;

•	annually reviewing and reassessing the adequacy of the charter;

•	establishing and periodically assessing the criteria for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

The nominating and corporate governance committee will consider director candidates recommended by security holders. Potential nominees to the board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under Section 303A.02 of the listing standards of the New York Stock Exchange and applicable SEC regulations. Security holders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the nominating and corporate governance committee at the following address: Nominating and Corporate Governance Committee of the Board of Directors, c/o China Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the nominating and corporate governance committee, and/or any other method the nominating and corporate governance committee deems appropriate, which may, but need not, include a questionnaire. The nominating and corporate governance committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The nominating and corporate governance committee need not engage in an evaluation process unless (i) there is a vacancy on the board of directors, (ii) a director is not standing for re-election, or (iii) the nominating and corporate governance committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated differently from any other potential nominee. Although it has not done so in the past, the nominating and corporate governance committee may retain search firms to assist in identifying suitable director candidates.

The board does not have a formal policy on board candidate qualifications.  The board may consider those factors it deems appropriate in evaluating director nominees made either by the board or shareholders, including judgment, skill, strength of character, experience with businesses and organizations comparable in size or scope to the Company, experience and skill relative to other board members, and specialized knowledge or experience.  Depending upon the current needs of the board, certain factors may be weighed more or less heavily.  In considering candidates for the board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, offices and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

There are no material differences in the Company's corporate governance practices from those of U.S. domestic companies under the listing standards of the NYSE.

Insider Trading Policy

Directors, executive officers and employees may acquire confidential information from time to time through their employment or fiduciary relationship with CCBC. Golden Meditech is a publicly traded company on the Main Board of the Hong Kong Stock Exchange. The laws of Hong Kong strictly prohibit any director, officer or employee of a publicly traded company, whenever and in whatever capacity employed, from trading company securities while aware of material non-public information about the company.

Our board of directors has established an insider trading policy reinforcing the principles behind the insider trading prohibition under U.S. and Hong Kong laws. Among other things, directors, executive officers and employees are prohibited from executing any trade in securities of our company as well as the securities of Golden Meditech and any other company about which they acquire material non-public information in the course of their duties for our company.

Litigation

To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Director Compensation

Between July 1, 2009 and March 31, 2010, non-employee directors were each paid $15,000.00 annually and reimbursed for travel and other expenses directly related to activities as directors.

Prior to July 1, 2009, our directors did not receive any compensation except for reimbursement for travel and other expenses directly related to activities as directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE BOARD OF DIRECTORS’ NOMINEES.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Ting Zheng	38	Chairperson of the Board and Chief Executive Officer
Albert Chen	34	Chief Financial Officer and Director
Yue Deng	40	Chief Executive Officer — Beijing Division
Rui Arashiyama	51	Chief Executive Officer — Guangdong Division
Xin Xu	56	Chief Technology Officer

Please refer to the section entitled “Election of Directors” for details regarding Albert Chen.

Ting Zheng, serves as our chairperson and chief executive officer. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of CCBC. Aside from overseeing the overall operation of CCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of CCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng has served as an executive director of Golden Meditech and has been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. In addition, she participated in the initial public offering by China Medical Technology Inc., a Chinese medical equipment company, in the NASDAQ Global Market in 2005 in her capacity as a director of that company. She played an important role in our acquisition of Nuoya and investments in Cordlife. Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She graduated from Renmin University of China with a bachelor’s degree in accounting. As of the date of this report, Ms. Zheng is also a director of Golden Meditech.

Yue Deng, serves as our chief executive officer in the Beijing division. She is responsible for the daily operations and management of Jiachenhong. She joined Jiachenhong in November 2004. From 1998 to 2004, Ms. Deng managed sales and marketing, product registration, government relations and customer services in Guidant’s Beijing representative office. During her employment with Guidant, she successfully developed a new market in the Liaoning province and won several awards in sales and marketing in recognition of her communication, leadership and strategic planning skills. From 1995 to 1998, Ms. Deng served as the office manager and sales coordinator in Guidant’s Beijing representative office. From 1993 to 1995, she served as the secretary to the general manager at NOX international (Tianjin) Co., Ltd. She graduated from Nankai University in China in 1991 with a bachelor’s degree in economics.

Rui Arashiyama, serves as our chief executive officer in the Guangdong division. She oversees the daily operations and management of Nuoya and is responsible for the formulation and implementation of marketing strategy for the Guangdong market. She joined Nuoya in March 2009 and has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Language University) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

Xin Xu, serves as our chief technology officer. She is in charge of the daily operations and logistic control of the cord blood bank laboratories, and oversees the laboratories procedures in relation to the processing, separation and preservation of cord blood stems cells to ensure the laboratories environment strictly comply with national standards. Prior to joining us in November 2004, Ms. Xu has over 20 years of solid experience in Cryobiology research and had lectured in Cryobiology at Beijing Medical University.

Executive Compensation Discussion and Analysis

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers.” These named executive officers include:

•	Ms. Ting Zheng, who is our chairperson of the board and the chief executive officer.

•	Mr. Albert Chen, who is our chief financial officer and director.

•	Ms. Yue Deng, who is our chief executive officer of the Beijing division.

•	Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong division.

•	Ms. Xin Xu, who is our chief technology officer.

Compensation Discussion and Analysis

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead it and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions with respect to our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our board of directors considered the growth of the company, individual performance and market trends when setting individual compensation levels.

For the fiscal years ended March 31, 2008, 2009 and 2010, the compensation of the above executive officers substantially consisted of a base salary, and an annual bonus and other benefits, each of which is described in more detail below:

•
Base salary.  We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our board of directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our board of directors and compensation committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our board of directors and compensation committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

For the years ended March 31, 2008 and 2009, Ms. Ting Zheng and Mr. Albert Chen received a portion of their compensation from Golden Meditech. During these periods, Ms. Zheng, as executive director of Golden Meditech, and Mr. Chen, as vice president of corporate finance of Golden Meditech, were responsible for our development and Golden Meditech’s other businesses, which include medical devices manufacturing, healthcare services, natural herbal medicine manufacturing, and Golden Meditech’s various merger and acquisition initiatives. The compensation that Ms. Ting Zheng and Mr. Albert Chen received from Golden Meditech for services rendered to us for the years ended March 31, 2008 and 2009 were not material. On June 30, 2009, Ms. Zheng and Mr. Chen entered into employment agreements with us providing for annual base salaries of HK$1,300,000 and HK$1,300,000, respectively (or US$167,742 and US$167,742, respectively, based on the noon buying rate as of March 31, 2010, which was HK$7.75 to US$1.00).

•
Annual bonus.  Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans, with individual performance and providing executive officers performance incentives for attaining specific goals.

•
Severance benefits.  Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. In compliance with PRC law, however, Jiachenhong has entered into standard employment contracts with Ms. Deng and Ms. Xu, and Nuoya has entered into standard employment contracts with Ms. Arashiyama. These contracts provide for severance payments under limited circumstances as required by PRC law.

Summary Compensation Table

The following table sets forth information regarding compensation of the named executive officers for each of the three fiscal years in the period ended March 31, 2010.

Name and Principal Position	Year ended March 31,	Salary ($)(1)	Bonus ($)(1)	Total Compensation ($)(1)
Ting Zheng(2)	2010	170,256	—	170,256
Chief Executive Officer	2009	—	—	—
	2008	—	10,939	10,939
Albert Chen(3)	2010	195,171	—	195,171
Chief Financial Officer	2009	58,294	—	58,294
	2008	—	10,939	10,939
Yue Deng	2010	122,508	—	122,508
Chief Executive Officer – Beijing Division	2009	84,061	42,749	126,810
	2008	55,167	7,012	62,179
Rui Arashiyama(4)	2010	157,055	—	157,055
Chief Executive Officer – Guangdong Division	2009	7,101	—	7,101
	2008	—	—	—
Xin Xu	2010	63,095	—	63,095
Chief Technology Officer	2009	42,065	20,727	62,792
	2008	34,011	—	34,011

(1)
All of the named executive officers were paid by CCBS in Renminbi for the years ended March 31, 2008, 2009 and 2010. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2010, which was RMB6.8258 to US$1.00. The translations of Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

(2)
Ms. Zheng is also the executive director of Golden Meditech, one of our shareholders. For the years ended March 31, 2008 and 2009, Ms. Zheng received from Golden Meditech $987,097 and $83,871, respectively as compensation for such role. The compensation that Ms. Zheng received from Golden Meditech during these years for services rendered to us were not material and we were not liable for any portion of the compensation Ms. Zheng received from Golden Meditech. Such amounts were therefore not recognized as compensation expenses in our financial statements. On June 30, 2009, Ms. Zheng entered into an employment agreement with us providing for an annual base salary of HK$1,300,000 (or $167,742). Ms. Zheng was paid by Golden Meditech, and is now paid by CCBC, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2010, which was HK$7.75 to $1.00.

(3)
Mr. Chen was also the vice-president of corporate finance of Golden Meditech, one of our shareholders. For the years ended March 31, 2008 and 2009, Mr. Chen received from Golden Meditech $470,968 and $83,871, respectively as compensation for such role. The compensation that Mr. Chen received from Golden Meditech during these years for services rendered to us were not material and we were not liable for any portion of the compensation Mr. Chen received from Golden Meditech. Such amounts were therefore not recognized as compensation expenses in our financial statements. On June 30, 2009, Mr. Chen entered into an employment agreement with us providing for an annual base salary of HK$1,300,000 (or $167,742). Mr. Chen was paid by Golden Meditech, and is now paid by CCBC, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 31, 2010, which was HK$7.75 to $1.00.

(4)	Ms. Rui Arashiyama was hired by CCBS in mid-March 2009.

As of the date of this proxy statement there are no outstanding option awards.

Post-Acquisition Employment Agreements

On June 30, 2009, CCBC entered into service contracts with the above senior executive officers. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. Except for these new service contracts and the standard employment contracts required by PRC law for Ms. Deng, Ms. Arashiyama and Ms. Xu, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by PRC law.

The senior executive officers who are parties to the service contracts are Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. The service contracts have substantially identical terms, except with respect of the duties of the executive and his or her compensation package.

The material terms under the employment agreements are as follows:

•	The contract will be automatically renewed every three years until the death or incapacitation of the executive unless terminated by either party with notice.

•
If the service contract is terminated by the executive within 30 days following a change of control of CCBC, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million.

•
CCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the guaranteed bonuses actually accrued and payable to him/her as the case may be, (ii) the immediate vesting of all of his or her unvested options and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million.

•
In all other cases, CCBC may terminate a service contract with cause at any time without notice, or the executive may terminate his or her service contract with at least 90 days’ written notice, and in either case the executive will be entitled to all the guaranteed bonuses actually accrued and payable to him/her but will not be entitled to the immediate vesting of all of his or her unvested options nor any severance payment.

In the service contracts, each executive is required to hold, both during and after his or her service contract expires or is terminated, in strict confidence and not to use, except for CCBC’s benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of CCBC or the confidential information of any third party, including CCBC’s affiliated entities and its subsidiaries, that CCBC receives. Each executive is also required to disclose to CCBC and hold in trust for CCBC all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by CCBC, and to assign all of his or her interests in them to CCBC, and agreed that, while employed by CCBC and for a period of three years after termination of his or her employment, he or she will not serve, invest or assist in any business that competes with any significant aspect of CCBC business or solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with CCBC.

Finally, the contracts contain non-competition clauses, pursuant to which the executive may not engage in activities that compete with CCBC during the term of their employment with CCBC and for a period of one year after any termination of their employment with CCBC. Each executive is also required not to disclose to any third party any confidential information regarding CCBC or any of its subsidiaries or to accept or invest in any opportunity that is in line with its business operations, comes to them as a result of their employment with CCBC or involves any of its assets, unless approved by the board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General Principles on Related Party Transactions

Our audit committee has adopted an internal policy regarding the identification, review, consideration and oversight of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered. A related party is any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

Under our policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the audit committee of our board of directors for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related party transactions, the audit committee of our board of directors takes into account the relevant available facts and circumstances including, but not limited to the risks, costs and benefits to us; the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; the terms of the transaction; the availability of other sources for comparable services or products; and the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval.

Prior to the establishment of our audit committee in connection with the closing of the Business Combination, CCBS’s board of directors performed similar functions in approving related party transactions. CCBC’s board of directors reviewed each of the following related party transactions and has concluded that, in light of known circumstances, each transaction is in, and is consistent with, its best interests and its shareholders.

Lease Agreement

In July 2009, Jiachenhong entered into a property lease agreement with Beijing Jingjing, pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a wholly-owned subsidiary of Golden Meditech and is engaged in the medical equipment manufacturing business. The lease covers a premises of 1,920 at a monthly rental is RMB120,000 and expires in December 2014.

PROPOSAL NO. 2
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS

The Audit Committee has appointed KPMG as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending March 31, 2011, and the Board of Directors is asking shareholders to ratify that appointment and authorize directors to fix the remuneration of the auditors.  A representative of KPMG is expected to be present either in person or via teleconference at the AGM, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external independent registered public accountant firm, for the periods indicated.
	2008	2009	2010
	RMB	RMB	RMB
	(in thousands)
Audit fees(1)	3,832	5,309	6,174
Audit related fees	—	—	—
Tax fees	—	—	53
Total fees	3,832	5,309	6,227

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non- audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

Pre-Approval of Services

The Audit Committee appoints the independent accountant each year and pre-approves the audit services.  The Audit Committee chair is authorized to pre-approve specified non-audit services for fees not exceeding specified amounts, if she promptly advises the other Audit Committee members of such approval.  All services described under the caption Principal Accountant Fees and Services which took place after June 30, 2009 were pre-approved.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG AS CCBC’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 2011 AND AUTHORIZE THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.

PROPOSAL NO. 3
APPROVAL OF THE INCENTIVE PLAN

The discussion in this proxy statement of the 2011 China Cord Blood Corporation Restricted Share Unit Scheme, or the Incentive Plan, is subject to, and is qualified in its entirety by reference to, the Incentive Plan. The full text of the Incentive Plan is attached hereto as Appendix A, which is incorporated by reference herein.  Terms used but not defined in this description have the meaning given to them in the Incentive Plan.

General Description of the Incentive Plan

The purpose of the Incentive Plan is to attract skilled and experienced personnel, to incentivise them to remain with the Company and to motivate them to strive for the future development and expansion of the Company by providing them with the opportunity to own equity interests in the Company. The Incentive Plan shall be subject to the administration of the board whose decision as to all matters arising in relation to the Incentive Plan or its interpretation or effect shall (save as otherwise provided herein) be final and binding on all parties. The board shall have the right to (a) interpret and construe the provisions of the Incentive Plan, (b) determine the persons (if any) who will be granted awards pursuant to the Incentive Plan, the terms on which awards are granted, when the contingent right to receive shares (“RSU”) is granted pursuant to the Incentive Plan may vest and the number of Shares underlying the RSUs granted, (c) subject to terms of the Incentive Plan, make such adjustments to the terms of the awards granted pursuant to the Incentive Plan to the relevant grantee as the board deems necessary and shall notify the relevant grantee of such adjustment by written notice and (d) make such other decisions or determinations as it shall deem appropriate in relation to the awards and/or the administration of the Incentive Plan provided that the same are not inconsistent with the provisions of the Incentive Plan.

The Incentive Plan shall take effect on the date when it is adopted by a resolution of the shareholders of the Company (“Adoption Date”). Subject to other terms and condition set forth in the Incentive Plan, the Incentive Plan shall be valid and effective for a period of 10 years commencing on the Adoption Date (“Term”), after which period no further awards shall be offered or granted but the provisions of the Incentive Plan shall remain in full force and effect in all other respects. Awards granted during the life of the Incentive Plan shall continue to be valid in accordance with their terms of grant after the end of the Term. No member of the board shall be personally liable by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the board nor for any mistake of judgment made in good faith in relation to the administration or interpretation of the Incentive Plan, and the Company shall indemnify on demand and hold harmless each employee or officer of the Company or any director to whom any duty or power relating to the administration or interpretation of the Incentive Plan may be allocated or delegated, against any cost or expense (including legal fees) or liability (including any sum paid in settlement of a claim with the approval of the board) arising out of any act or omission to act in connection with the Incentive Plan unless arising out of such person’s own negligence, fraud or bad faith.

On and subject to the terms of the Incentive Plan, the board shall be entitled (but shall not be bound) at any time during the Term to make a grant to any participant, as the board may in its absolute discretion select. Awards may be granted on such terms as the board, at its absolute discretion, may determine, provided such terms shall not be inconsistent with any other terms and conditions of the Incentive Plan.  Such terms may include, among other things, (a) a minimum period before an RSU will vest in whole or in part, (b) a performance target that must be reached before an RSU will vest in whole or in part and/or (c) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally. A grant shall be made to a participant by a letter (“Notice of Grant”) in such form as the board may from time to time determine requiring the participant to undertake to hold the award on the terms on which it is to be granted and to be bound by the terms of the Incentive Plan and shall remain open for acceptance by the participant for such time to be determined by the board, provided that no such grant shall be open for acceptance after the expiry of the Term or after the Incentive Plan has been terminated in accordance with the terms of the Incentive Plan or after the participant to whom the grant is made has ceased to be an eligible recipient. No grant shall be made to any participant at a time when such participant would be prohibited from trading in the Shares pursuant to the Company’s guidelines regarding trading while in possession of material non-public information, unless the grant does not vest until such time as such prohibition would no longer be applicable to such participant A grant is deemed to be accepted when the Company receives from the grantee the duplicate Notice of Grant duly signed by the grantee and a remittance of the sum of US$1.00 or such other amount in any other currency as may be determined by the board as consideration for the grant of the award.  Any grant to any director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the independent non-executive directors.

Subject to the terms of the Incentive Plan and the specific terms applicable to each award, an RSU shall vest on the vesting date in respect of all or such proportion of the Shares underlying the award.  If the vesting of an RSU is subject to the satisfaction of performance or other conditions and such conditions are not satisfied, the RSU shall be cancelled automatically on the date on which such conditions are not satisfied. Notwithstanding the foregoing, if the Company or any grantee would or might be prohibited from dealing in the Shares by any applicable laws, regulations or rules within the period specified above, the date on which the relevant Shares shall be allotted and issued or transferred (as the case may be) to the grantee shall occur as soon as possible after the date when such dealing is permitted by any applicable laws, regulations or rules. A grantee shall not be entitled to any dividends or distributions in respect of any Shares underlying the RSUs granted until such Shares have been allotted and issued or transferred (as the case may be) to the grantee.  Subject to the foregoing, the Shares to be allotted and issued or transferred (as the case may be) upon the vesting of the RSUs granted pursuant to the Incentive Plan shall be subject to all the provisions of the memorandum of association and bye-laws of the Company for the time being in force and shall rank pari passu in all respects with, and shall have the same voting, dividend, transfer and other rights (including those rights arising on a liquidation of the Company) as, the existing fully paid Shares in issue on the date on which those Shares are allotted and issued or transferred (as the case may be) upon the vesting of the RSUs granted and, without prejudice to the generality of the foregoing, shall entitle the holders to participate in all dividends or other distributions paid or made on or after the date on which Shares are allotted and issued or transferred (as the case may be), other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date thereof shall be before the date on which the Shares are allotted and issued or transferred (as the case may be).

At any time during the Term, the maximum aggregate number of Shares that may underlie the RSUs granted pursuant to the Incentive Plan shall be calculated in accordance with the following formula:

X  = A  –  B

where:

X	=	the maximum aggregate number of Shares that may underlie the RSUs granted pursuant to the Incentive Plan;

A	=	the scheme mandate limit which is 10% of the Shares in issue on the Adoption Date (“Scheme Mandate Limit”); and

B	=	the maximum aggregate number of Shares underlying the RSUs already granted pursuant to the Incentive Plan.

As of January 12, 2011, we had an aggregate of 75,406,875 shares outstanding. Assuming the same number of shares outstanding on the Adoption Date, the Scheme Mandate Limit will be 7,540,687.

Shares underlying the RSUs cancelled in accordance with the terms of the Incentive Plan will not be counted for the purposes of determining the maximum aggregate number of Shares that may underlie the RSUs granted pursuant to the Incentive Plan. The Scheme Mandate Limit may be renewed subject to prior shareholders’ approval, but in any event, the total number of Shares that may underlie the RSUs granted following the date of approval of the renewed limit (the “New Approval Date”) under the limit as renewed must not exceed 10 percent of the Shares in issue as at the New Approval Date.  Shares underlying the RSUs granted pursuant to the Incentive Plan (including those outstanding, cancelled or vested RSUs) prior to the New Approval Date will not be counted for the purpose of determining the maximum aggregate number of Shares that may underlie the RSUs granted following the New Approval Date under the limit as renewed. For the avoidance of doubt, Shares issued prior to the New Approval Date pursuant to the vesting of RSUs granted pursuant to the Incentive Plan will be counted for the purpose of determining the number of Shares in issue as at the New Approval Date.

An award shall be personal to the grantee and shall not be assignable or transferable by the grantee, provided that (a) during the validity period of the award, the grantee may transfer RSUs to his family members by gift or pursuant to a court order relating to the settlement of marital property rights; and (b) following the grantee’s death, RSUs may be transferred by will or by the laws of testacy and distribution. Subject to condition set forth in the Incentive Plan, a grantee shall not in any way sell, transfer, charge, mortgage, encumber or create any interests in favour of any third party over or in relation to any RSU.

An unvested RSU shall be cancelled automatically upon the earliest of: (a) the date of the termination of the grantee’s employment or service by the Company or any of its subsidiaries for cause, (b) the date the grantee becomes an officer, director, employee, consultant, adviser, partner of, or a stockholder or other proprietor owning more than a 5 percent interest in, any competitor; or knowingly performs any act that may confer any competitive benefit or advantage upon any competitor; (c) the date on which the grantee commits a breach of according to the terms of the Incentive Plan; and (d) the date on which the condition(s) to vesting are not satisfied. The board shall have the right to determine what constitutes the cancelation. The board may at any time cancel any unvested RSUs granted to a grantee.

In the event of an alteration in the capital structure of the Company whilst any RSU has not vested by way of a capitalisation of profits or reserves, bonus issue, rights issue, open offer, subdivision or consolidation of shares or reduction of the share capital of the Company in accordance with legal requirements and requirements of the stock exchange (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company or any of its subsidiaries is a party or in connection with any share option, restricted share or other equity incentive schemes of the Company), such corresponding adjustments (if any) shall be made to the number or nominal amount of Shares underlying the RSU so far as unvested, provided that any such adjustments give a grantee the same proportion of the share capital of the Company as that to which that grantee was previously entitled.

The RSUs do not carry any right to vote at general meetings of the Company, or any dividend, transfer or other rights (including those arising on the liquidation of the Company). No grantee shall enjoy any of the rights of a shareholder by virtue of the grant of an RSU pursuant to the Incentive Plan, unless and until the Shares underlying the RSU are actually allotted and issued or transferred (as the case may be) to the grantee upon the vesting of such RSU. Any disputes arising in connection with the Incentive Plan shall be referred to the decision of the auditors or the independent financial adviser to the Company (as the case may be) who shall act as experts and not as arbitrators and whose decision shall, in the absence of manifest error, be final and binding on the Company and the grantee.

Save as provided in the Incentive Plan, the board may alter any of the terms of the Incentive Plan at any time. The Company by ordinary resolution in general meeting or the board may at any time terminate the Incentive Plan and in such event, no further RSUs may be granted but in all other respects the provisions of the Incentive Plan shall remain in full force and effect in respect of RSUs which are granted during the life of the Incentive Plan and which remain unvested immediately prior to the termination of the operation of the Incentive Plan.

Any liability of a grantee to tax or social security contributions in respect of an award shall be for the account of the grantee. All allotments and issues and/or transfers of Shares will be subject to all necessary consents under any relevant legislation for the time being in force in the Cayman Islands and such other jurisdictions where a grantee is located, resident or employed.  A grantee shall be responsible for obtaining any governmental or other official consent and going through any other governmental or other official procedures that may be required by any country or jurisdiction for the grant or vesting of his RSU.  A grantee shall pay all tax and discharge all other liabilities to which he may become subject to as a result of his participation in the Incentive Plan or the vesting of any RSU.  The Company or any of its subsidiaries may coordinate or assist a grantee in complying with such applicable requirements and taking any other actions as may be required by any applicable laws, regulations or rules, however, neither the Company nor any of its subsidiaries shall be responsible for any failure by a grantee to obtain any such consent or for any tax or other liability to which a grantee may become subject as a result of his participation in the Incentive Plan. A grantee shall, on demand, indemnify the Company in full against all claims and demands which may be made against the Company (whether alone or jointly with other party or parties) for or in respect of or in connection with any failure on the part of the grantee to obtain any necessary consent referred to above or to pay tax or other liabilities referred to above and against all incidental costs and expenses which may be incurred by the Company.

The board shall have the power from time to time to make or vary regulations for the administration and operation of the Incentive Plan, provided that the same are not inconsistent with the other provisions of the Incentive Plan. The board shall also have the power to delegate its powers to grant awards to participants to any of the directors or any duly authorised committee of the board from time to time.

The board shall be entitled to establish such arrangements as it deems reasonably necessary with respect to the mechanisms to implement the vesting of RSUs and the related registration, recordation and reporting matters to ensure that the grantees and the Company can comply with all applicable securities, foreign exchange and tax regulations of all relevant jurisdictions, including without limitation, the Cayman Islands.  Each grantee shall authorise the Company to establish all necessary brokerage and other accounts on the grantee’s behalf and shall provide to the Company such information as the board deems necessary in connection with the Company’s and the grantee’s compliance with the foregoing obligations. The Incentive Plan and all RSUs granted hereunder shall be governed by and construed in accordance with the laws of the Cayman Islands.

Regulation on PRC Resident’s Participation of Share Option Plan Offered by an Offshore Company

The regulations governing foreign exchange matters of PRC residents promulgated by the People’s Bank of China require an employee share option plan or incentive plan offered by an offshore listed company to be filed with and approved by SAFE. A special bank account will be opened in the PRC for the purpose of receiving, and subsequent allocation to the participating PRC residents of the proceeds or dividends derived from such share option plan. When the Incentive Plan becomes effective, we will be required to make the requisite filing and open a special bank account so as to fulfill these regulatory requirements.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” APPROVAL OF THE INCENTIVE PLAN.

GENERAL

The Company will bear the cost of preparing, printing, assembling and mailing the proxy form, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Other Matters to Be Presented at the AGM

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

Communications with the Board of Directors

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o China Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where you can Find More Information

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with or submit to the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

January 18, 2010	By Order of the Board of Directors,

/s/ Ting Zheng
Ting Zheng
Chairperson and Chief Executive Officer

APPENDIX A
2011 CHINA CORD BLOOD CORPORATION RESTRICTED SHARE UNIT SCHEME

CHINA CORD BLOOD CORPORATION
(incorporated in the Cayman Islands with limited liability)

Rules of the
Restricted Share Unit Scheme

Adopted by a resolution of the shareholders of
China Cord Blood Corporation on _________ 2011

Contents

CHINA CORD BLOOD CORPORATION LIMITED
(incorporated in the Cayman Islands with limited liability)

Rules of the Restricted Share Unit Scheme

1.           Definitions and Interpretation

1.1          In this Scheme, unless the context otherwise requires, the following expressions have the meanings set out below:

Adoption Date means [   ] 2011, being the date on which this Scheme is adopted by a resolution of the Shareholders;

Auditors means the auditors of the Company from time to time;

Award means an award of RSUs granted to a Participant pursuant to this Scheme;

Board means the board of Directors from time to time or a duly authorised committee of the Board or such other committee as the Board may authorise;

Business Day means any day on which the Stock Exchange is open for the business of dealing in securities;

Cause means, with respect to a Grantee, such event which will entitle the Company and/or any of its subsidiaries to terminate the employment or service of the Grantee with immediate notice without compensation under the relevant employment or service agreement or, if it is not otherwise provided for in the relevant employment or service agreement, (a) the commission of an act of theft, embezzlement, fraud, dishonesty, ethical breach or other similar acts or commission of a criminal offence, (b) a material breach of any agreement or understanding between the Grantee and the Company and/or any of its subsidiaries, including any applicable invention assignment, employment, non-competition, confidentiality or other similar agreement, (c) misrepresentation or omission of any material fact in connection with his employment agreement or service agreement, (d) a material failure to perform the customary duties as an employee of the Company and/or any of its subsidiaries, to obey the reasonable directions of a supervisor or to abide by the policies or codes of conduct of the Group or (e) any conduct that is materially adverse to the name, reputation or interests of the Group;

Companies Law means the Companies Law (2010 Revision) of the Cayman Islands, as amended and restated from time to time;

Company means China Cord Blood Corporation Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange;

Competitor means any governmental unit, corporation, partnership, joint venture, trust, individual proprietorship, firm or other enterprise (including any of their respective affiliates) that carries on activities for profit or is engaged in or is about to become engaged in any activity of any nature that competes with a product, process, technique, procedure, device or service of the Company or any of its subsidiaries;

Director means a director of the Company;

Disability means a disability, whether temporary or permanent, partial or total as determined by the Board in its absolute discretion;

Family Member means the Grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, a trust in which these persons have more than 50 per cent. of the beneficial interest, a foundation in which these persons (or the Grantee) control the management of assets and any other entity in which these persons (or the Grantee) own more than 50 per cent. of the voting interests;

Grant means the offer of the grant of an Award made in accordance with paragraph 3;

Grantee means any Participant who accepts a Grant in accordance with the terms of this Scheme or, where the context so permits, any person entitled to any such Award in consequence of the death of the original Grantee or the legal personal representative of such person;

Group means the Company and its Subsidiaries;

New Approval Date has the meaning ascribed to it in paragraph 5.2;

Notice of Grant has the meaning ascribed to it in paragraph 3.3;

Participants means the Directors (including executive Directors, non-executive Directors and independent non-executive Directors), the directors of the Company’s subsidiaries and the employees of the Group who the Board considers, in its absolute discretion, have contributed or will contribute to the Group;

RSU means a contingent right to receive a Share granted to a Participant pursuant to this Scheme;

Scheme means this restricted share unit scheme in its present form or as amended from time to time in accordance with the provisions hereof;

Scheme Mandate Limit means the total number of Shares that may underlie the RSUs granted pursuant to this Scheme, being (a) 10 per cent. of the Shares in issue on the Adoption Date or (b) 10 per cent. of the Shares in issue as at the New Approval Date (as the case may be);

Shareholder(s) means holder(s) of Shares;

Shares means ordinary shares with a nominal value of US$0.0001 each in the share capital of the Company or, if there has been a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of the Company, the shares forming part of the ordinary share capital of the Company of such nominal amount as shall result from any such sub-division, reduction, consolidation, reclassification or reconstruction;

Stock Exchange means the New York Stock Exchange, Inc.;

Subsidiary has the meaning ascribed to it in the Listing Rules;

Term has the meaning ascribed to it in paragraph 2.4;

Vest means, with respect to a Grantee, the time when the Grantee becomes entitled to receive all or such proportion of the Shares underlying the RSUs granted and in accordance with the terms of the relevant Award; and

Vesting date means, with respect to an RSU granted to a Grantee, the date on which the RSU vests.

1.2          Paragraph headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Scheme. References herein to “paragraphs” are to the paragraphs of this Scheme.  Words importing the singular include the plural and vice versa, words importing a gender or the neuter include both genders and the neuter references to persons include bodies corporate or unincorporate.

1.3          References in this Scheme to any document are to that document as amended, consolidated, supplemented, novated or replaced from time to time.

1.4          References (express or implied) in this Scheme to ordinances and to statutory and regulatory provisions shall be construed as references to those ordinances or statutory and regulatory provisions as respectively amended or re-enacted or as their application is modified by other provisions (whether before or after the date hereof) from time to time and shall include any provisions of which there are re-enactments (whether with or without modification) and any orders, regulations, instruments, other subordinate legislation or practice notes under the relevant ordinance, statutory or regulatory provision.

1.5          In construing this Scheme:

(a)
the rule known as the ejusdem generis rule shall not apply and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(b)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.            Purpose, Duration and Administration of this Scheme

2.1         The purpose of this Scheme is to attract skilled and experienced personnel, to incentivise them to remain with the Group and to motivate them to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company.

2.2         This Scheme shall be subject to the administration of the Board whose decision as to all matters arising in relation to this Scheme or its interpretation or effect shall (save as otherwise provided herein) be final and binding on all parties. The Board shall have the right to (a) interpret and construe the provisions of this Scheme, (b) determine the persons (if any) who will be granted Awards pursuant to this Scheme, the terms on which Awards are granted, when the RSUs granted pursuant to this Scheme may vest and the number of Shares underlying the RSUs granted, (c) subject to paragraphs 8 and 11, make such adjustments to the terms of the Awards granted pursuant to this Scheme to the relevant Grantee as the Board deems necessary and shall notify the relevant Grantee of such adjustment by written notice and (d) make such other decisions or determinations as it shall deem appropriate in relation to the Awards and/or the administration of this Scheme provided that the same are not inconsistent with the provisions of this Scheme.

2.3         This Scheme shall take effect on the Adoption Date.

2.4           Subject to paragraphs 12, this Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date (the Term), after which period no further Awards shall be offered or granted but the provisions of this Scheme shall remain in full force and effect in all other respects. Awards granted during the life of this Scheme shall continue to be valid in accordance with their terms of grant after the end of the Term.

2.5           No member of the Board shall be personally liable by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Board nor for any mistake of judgment made in good faith in relation to the administration or interpretation of this Scheme, and the Company shall indemnify on demand and hold harmless each employee or officer of the Company or any Director to whom any duty or power relating to the administration or interpretation of this Scheme may be allocated or delegated, against any cost or expense (including legal fees) or liability (including any sum paid in settlement of a claim with the approval of the Board) arising out of any act or omission to act in connection with this Scheme unless arising out of such person’s own negligence, fraud or bad faith.

3.            Grant of Awards

3.1           On and subject to the terms of this Scheme, the Board shall be entitled (but shall not be bound) at any time during the Term to make a Grant to any Participant, as the Board may in its absolute discretion select.

3.2          Awards may be granted on such terms as the Board, at its absolute discretion, may determine, provided such terms shall not be inconsistent with any other terms and conditions of this Scheme.  Such terms may include, among other things, (a) a minimum period before an RSU will vest in whole or in part, (b) a performance target that must be reached before an RSU will vest in whole or in part and/or (c) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally.

3.3          A Grant shall be made to a Participant by a letter (the Notice of Grant) in such form as the Board may from time to time determine requiring the Participant to undertake to hold the Award on the terms on which it is to be granted and to be bound by the terms of this Scheme and shall remain open for acceptance by the Participant for such time to be determined by the Board, provided that no such Grant shall be open for acceptance after the expiry of the Term or after this Scheme has been terminated in accordance with the terms of this Scheme or after the Participant to whom the Grant is made has ceased to be a Participant.

3.4          No Grant shall be made to any Participant at a time when such Participant would be prohibited from trading in the Shares pursuant to the Company’s guidelines regarding trading while in possession of material non-public information, unless the Grant does not vest until such time as such prohibition would no longer be applicable to such Participant

3.5          A Grant is deemed to be accepted when the Company receives from the Grantee the duplicate Notice of Grant duly signed by the Grantee and a remittance of the sum of US$1.00 or such other amount in any other currency as may be determined by the Board as consideration for the grant of the Award.  Such remittance is not refundable in any circumstances.

3.6          Any Grant to any Director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the independent non-executive Directors (excluding the independent non-executive Director who is the proposed Grantee of the Awards in question).

4.           Vesting

4.1          Subject to the terms of this Scheme and the specific terms applicable to each Award, an RSU shall vest on the vesting date in respect of all or such proportion of the Shares underlying the Award.  If the vesting of an RSU is subject to the satisfaction of performance or other conditions and such conditions are not satisfied, the RSU shall be cancelled automatically on the date on which such conditions are not satisfied.

RSUs which have vested shall be satisfied within 10 Business Days of the vesting date by the Company allotting and issuing the relevant number of Shares to the Grantee credited as fully paid and issuing to the Grantee (or his custodian agent) share certificates in respect of the Shares so allotted.

Notwithstanding the foregoing, if the Company or any Grantee would or might be prohibited from dealing in the Shares by any applicable laws, regulations or rules within the period specified above, the date on which the relevant Shares shall be allotted and issued or transferred (as the case may be) to the Grantee shall occur as soon as possible after the date when such dealing is permitted by any applicable laws, regulations or rules.

4.2          In the event a general offer by way of takeover or otherwise (other than by way of scheme of arrangement pursuant to paragraph 4.3 below) is made to all the Shareholders (or all such Shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the vesting date of any RSU, the Board shall, prior to the offer becoming or being declared unconditional, determine at its absolute discretion whether such RSU shall vest and the period within which such RSU shall vest. If the Board determines that such RSU shall vest, it shall notify the Grantee that the RSU shall vest and the period within which such RSU shall vest.

4.3          In the event a general offer for Shares by way of scheme of arrangement is made by any person to all the Shareholders and has been approved by the necessary number of Shareholders at the requisite meetings prior to the vesting date of any RSU, the Board shall, prior to such meetings, determine at its absolute discretion whether such RSU shall vest and the period within which such RSU shall vest. If the Board determines that such RSU shall vest, it shall notify the Grantee that the RSU shall vest and the period within which such RSU shall vest.

4.4          If, pursuant to the Companies Law, a compromise or arrangement between the Company and the Shareholders and/or the creditors of the Company is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies prior to the vesting date of any RSU, the Board shall determine at its absolute discretion whether such RSU shall vest and the period within which such RSU shall vest. If the Board determines that such RSU shall vest, it shall notify the Grantee that the RSU shall vest and the period within which such RSU shall vest.

4.5          In the event a notice is given by the Company to the Shareholders to convene a general meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company prior to the vesting date of any RSU, the Board shall determine at its absolute discretion whether such RSU shall vest and the period within which such RSU shall vest. If the Board determines that such RSU shall vest, it shall notify the Grantee that the RSU shall vest and the period within which such RSU shall vest.

4.6          A Grantee shall not be entitled to any dividends or distributions in respect of any Shares underlying the RSUs granted until such Shares have been allotted and issued or transferred (as the case may be) to the Grantee.  Subject to the foregoing, the Shares to be allotted and issued or transferred (as the case may be) upon the vesting of the RSUs granted pursuant to this Scheme shall be subject to all the provisions of the memorandum of association and bye-laws of the Company for the time being in force and shall rank pari passu in all respects with, and shall have the same voting, dividend, transfer and other rights (including those rights arising on a liquidation of the Company) as, the existing fully paid Shares in issue on the date on which those Shares are allotted and issued or transferred (as the case may be) upon the vesting of the RSUs granted and, without prejudice to the generality of the foregoing, shall entitle the holders to participate in all dividends or other distributions paid or made on or after the date on which Shares are allotted and issued or transferred (as the case may be), other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date thereof shall be before the date on which the Shares are allotted and issued or transferred (as the case may be).

5.            Maximum Number of Shares Underlying the RSUs

5.1          At any time during the Term, the maximum aggregate number of Shares that may underlie the RSUs granted pursuant to this Scheme shall be calculated in accordance with the following formula:

X  = A  –  B

where:

X	=	the maximum aggregate number of Shares that may underlie the RSUs granted pursuant to this Scheme;

A	=	the Scheme Mandate Limit; and

B	=	the maximum aggregate number of Shares underlying the RSUs already granted pursuant to this Scheme.

Shares underlying the RSUs cancelled in accordance with the terms of this Scheme will not be counted for the purposes of determining the maximum aggregate number of Shares that may underlie the RSUs granted pursuant to this Scheme.

5.2          The Scheme Mandate Limit may be renewed subject to prior Shareholders’ approval, but in any event, the total number of Shares that may underlie the RSUs granted following the date of approval of the renewed limit (the New Approval Date) under the limit as renewed must not exceed 10 per cent. of the Shares in issue as at the New Approval Date.  Shares underlying the RSUs granted pursuant to this Scheme (including those outstanding, cancelled or vested RSUs) prior to the New Approval Date will not be counted for the purpose of determining the maximum aggregate number of Shares that may underlie the RSUs granted following the New Approval Date under the limit as renewed. For the avoidance of doubt, Shares issued prior to the New Approval Date pursuant to the vesting of RSUs granted pursuant to this Scheme will be counted for the purpose of determining the number of Shares in issue as at the New Approval Date.

6.            Transferability

6.1          An Award shall be personal to the Grantee and shall not be assignable or transferable by the Grantee, provided that:

(a)	during the validity period of the Award, the Grantee may transfer RSUs to his Family Members by gift or pursuant to a court order relating to the settlement of marital property rights; and

(b)	subject to paragraph 7.3 below, following the Grantee’s death, RSUs may be transferred by will or by the laws of testacy and distribution.

The terms of this Scheme and the Notice of Grant shall be binding upon the executors, administrators, legal personal representatives, heirs, successors and permitted assigns and transferees of the Grantee.

6.2          Subject to paragraph 6.1, a Grantee shall not in any way sell, transfer, charge, mortgage, encumber or create any interests in favour of any third party over or in relation to any RSU.

7.            Cancellation

7.1          An unvested RSU shall be cancelled automatically upon the earliest of:

(a)	the date of the termination of the Grantee’s employment or service by the Company or any of its Subsidiaries for Cause;

(b)	the date the Grantee:

(i)	becomes an officer, director, employee, consultant, adviser, partner of, or a stockholder or other proprietor owning more than a 5 per cent. interest in, any Competitor; or

(ii)	knowingly performs any act that may confer any competitive benefit or advantage upon any Competitor;

(c)	the date on which the Grantee commits a breach of paragraph 6; and

(d)	the date on which the condition(s) to vesting are not satisfied.

7.2          The Board shall have the right to determine what constitutes Cause, whether the Grantee’s employment has been terminated for Cause, the effective date of such termination for Cause and whether someone is a Competitor, and such determination by the Board shall be final and conclusive.

7.3          If the Grantee’s employment or service with the Company or any of its Subsidiaries is terminated for any reason other than for Cause (including by reason of resignation, retirement, death, Disability or non-renewal of the employment or service agreement upon its expiration for any reason other than for Cause), the Board shall determine at its absolute discretion and shall notify the Grantee whether any unvested RSU granted to such Grantee shall vest and the period within which such RSU shall vest.  If the Board determines that such RSU shall not vest, such RSU shall be cancelled automatically with effect from the date on which the Grantee’s employment or service is terminated.

7.4          The Board may at any time cancel any unvested RSUs granted to a Grantee.  Where the Company cancels unvested RSUs and makes a Grant of new RSUs to the same Grantee, such Grant may only be made with available RSUs to the extent not yet granted (excluding the cancelled RSUs) within the limits prescribed by paragraph 5.

8.            Reorganisation of Capital Structure

8.1          In the event of an alteration in the capital structure of the Company whilst any RSU has not vested by way of a capitalisation of profits or reserves, bonus issue, rights issue, open offer, subdivision or consolidation of shares or reduction of the share capital of the Company in accordance with legal requirements and requirements of the Stock Exchange (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company or any of its subsidiaries is a party or in connection with any share option, restricted share or other equity incentive schemes of the Company), such corresponding adjustments (if any) shall be made to the number or nominal amount of Shares underlying the RSU so far as unvested, provided that any such adjustments give a Grantee the same proportion of the share capital of the Company as that to which that Grantee was previously entitled.

9.            Share Capital

9.1          The RSUs do not carry any right to vote at general meetings of the Company, or any dividend, transfer or other rights (including those arising on the liquidation of the Company).

9.2          No Grantee shall enjoy any of the rights of a Shareholder by virtue of the grant of an RSU pursuant to this Scheme, unless and until the Shares underlying the RSU are actually allotted and issued or transferred (as the case may be) to the Grantee upon the vesting of such RSU.

10.          Disputes

10.1        Any disputes arising in connection with this Scheme shall be referred to the decision of the Auditors or the independent financial adviser to the Company (as the case may be) who shall act as experts and not as arbitrators and whose decision shall, in the absence of manifest error, be final and binding on the Company and the Grantee.  The costs of the Auditors or the independent financial adviser to the Company (as the case may be) shall be shared equally between the Company and the relevant Grantee.

11.          Alteration of this Scheme

11.1        Save as provided in this Scheme, the Board may alter any of the terms of this Scheme at any time.

12.          Termination

12.1        The Company by ordinary resolution in general meeting or the Board may at any time terminate this Scheme and in such event, no further RSUs may be granted but in all other respects the provisions of this Scheme shall remain in full force and effect in respect of RSUs which are granted during the life of this Scheme and which remain unvested immediately prior to the termination of the operation of this Scheme.

13.          Miscellaneous

13.1        The Company shall bear the costs of establishing and administering this Scheme.

13.2        A Grantee shall be entitled to receive copies of all notices and other documents sent by the Company to the Shareholders.

13.3        Any notice or other communication between the Company and a Grantee may be given by sending the same by prepaid post or personal delivery to, in the case of the Company, its principal place of business in the Hong Kong SAR or such other address as notified to the Grantee from time to time and, in the case of the Grantee, his address as notified to the Company from time to time.

13.4        Any notice or other communication served by post:

(a)	by the Company shall be deemed to have been served 48 hours after the same was put in the post; and

(b)	by the Grantee shall not be deemed to have been received until the Company shall have received the same.

Any notice or other communication served by either party by hand shall be deemed to be served when delivered.

13.5        Any liability of a Grantee to tax or social security contributions in respect of an Award shall be for the account of the Grantee.

13.6        All allotments and issues and/or transfers of Shares will be subject to all necessary consents under any relevant legislation for the time being in force in the Cayman Islands and such other jurisdictions where a Grantee is located, resident or employed.  A Grantee shall be responsible for obtaining any governmental or other official consent and going through any other governmental or other official procedures that may be required by any country or jurisdiction for the grant or vesting of his RSU.  A Grantee shall pay all tax and discharge all other liabilities to which he may become subject to as a result of his participation in this Scheme or the vesting of any RSU.  The Company or any of its Subsidiaries may coordinate or assist a Grantee in complying with such applicable requirements and taking any other actions as may be required by any applicable laws, regulations or rules, however, neither the Company nor any of its Subsidiaries shall be responsible for any failure by a Grantee to obtain any such consent or for any tax or other liability to which a Grantee may become subject as a result of his participation in this Scheme. A Grantee shall, on demand, indemnify the Company in full against all claims and demands which may be made against the Company (whether alone or jointly with other party or parties) for or in respect of or in connection with any failure on the part of the Grantee to obtain any necessary consent referred to above or to pay tax or other liabilities referred to above and against all incidental costs and expenses which may be incurred by the Company.

13.7        The Board shall have the power from time to time to make or vary regulations for the administration and operation of this Scheme, provided that the same are not inconsistent with the other provisions of this Scheme. The Board shall also have the power to delegate its powers to grant Awards to Participants to any of the Directors or any duly authorised committee of the Board from time to time.

13.8        This Scheme shall not form part of any contract of employment or engagement of services between the Company or any of its Subsidiaries and any Participant and the rights and obligations of any Participant under the terms of his office, employment or engagement in services shall not be affected by the participation of the Participant in this Scheme or any right which he may have to participate in it and this Scheme shall afford such Participant no additional rights to compensation or damages in consequence of the termination (howsoever caused) of such office, employment or engagement for any reason (whether lawful or unlawful).

13.9        The Board shall be entitled to establish such arrangements as it deems reasonably necessary with respect to the mechanisms to implement the vesting of RSUs and the related registration, recordation and reporting matters to ensure that the Grantees and the Company can comply with all applicable securities, foreign exchange and tax regulations of all relevant jurisdictions, including without limitation, the Cayman Islands.  Each Grantee shall authorise the Company to establish all necessary brokerage and other accounts on the Grantee’s behalf and shall provide to the Company such information as the Board deems necessary in connection with the Company’s and the Grantee’s compliance with the foregoing obligations.

13.10      This Scheme and all RSUs granted hereunder shall be governed by and construed in accordance with the laws of the Cayman Islands.

CHINA CORD BLOOD CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: CO)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

ANNUAL GENERAL MEETING
to Be Held on February 18, 2011
(or any adjourned or postponed meeting thereof)

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Form are available at:

http://www.chinacordbloodcorp.com/e_invest07.php

Please sign, date and mail your proxy form in the envelope provided promptly.

B-1

PROXY

CHINA CORD BLOOD CORPORATION
(Incorporated in the Cayman Islands with limited liability)

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Ting Zheng or Albert Chen, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on February 18, 2011 at 9:00 p.m., Hong Kong local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted FOR Proposals 1, 2 and 3.
The Board of Directors recommends that you vote “FOR” each proposal.

1.           Election of Directors:

Albert Chen               FOR ☐                             AGAINST ☐                        ABSTAIN ☐

Mark D. Chen            FOR ☐                             AGAINST ☐                        ABSTAIN ☐

2.           Ratification of the appointment of KPMG as independent auditors of the Company for the financial year ending March 31, 2011 and to authorize the directors to fix the remuneration of the auditors.

FOR ☐                                                        AGAINST ☐                                                        ABSTAIN ☐

3.           Adoption of the 2011 China Cord Blood Corporation Restricted Share Unit Scheme (“Incentive Plan”), which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of the company and its subsidiaries and authorize directors to grant awards and allot and issue shares thereunder in the future period.

FOR ☐                                                        AGAINST ☐                                                        ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Item 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Items 1 and 3. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1 or 3, and will not affect the outcome on those Items. Please note that the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder: _________________________ Date: ______________________, 2011

Signature of Shareholder: _________________________ Date: ______________________, 2011

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY FORM PROMPTLY USING THE ENCLOSED ENVELOPE.

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